Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764

April 30, 2010

Via Edgar and FedEx

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C.  20549

Re:	Rocky Brands, Inc.
Form S-3, Amendment 1, filed April 23, 2010
File No. 333-165170

Dear Mr. Reynolds:

We have received your comments to the Form S-3, Amendment 1 (the “Filing”), filed by Rocky Brands, Inc. (the “Company”), set forth in your letter dated as of April 29, 2010 (the “Comment Letter”).  For your convenience, we have repeated the text of your comments, followed by our response.

We respectfully respond to the comments set out in the Comment Letter as follows:

Cover Page of Registration Statement

1.	Please provide a separate line item for the rights that you are registering. In addition, the prospectus cover page should clearly reflect the rights associated with the common stock.

Response:  Concurrently with this letter we have filed an Amendment No. 2 to the Filing (the “Amendment”) to provide a separate line item on the cover page of the Filing to register the rights associated with the common stock, as described in the Form 8-A filed with the Commission on June 15, 2009, along with the common stock.  In addition, we have amended the prospectus cover page to reflect the rights associated with the common stock.

Exhibits

2.	Counsel must also opine that the rights are a binding obligation of the company pursuant to state law governing the rights.

Response:  The Amendment is accompanied by a new legal opinion that states the rights have been duly authorized and, when issued, will be the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, pursuant to the applicable internal laws of the State of Illinois, except to the extent that enforcement thereof may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
April 30, 2010

3.	Counsel must opine on the law of the jurisdiction of incorporation of the registrant for the common stock being registered.

Response:  The Amendment is accompanied by a new legal opinion that opines as to the General Corporation Law of the State of Ohio, the jurisdiction of incorporation of the Company for the common stock being registered.

*           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “filings”);
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Erin F. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2059, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

ROCKY BRANDS, INC.

/s/ James E. McDonald

James E. McDonald
Executive Vice President and
Chief Financial Officer

cc:   Susann Reilly
Pamela Howell